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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 1


                    Under the Securities Exchange Act of 1934




                            Porta Systems Corporation
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                                (Name of Issuer)

                          Common Stock $0.01 par value
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                         (Title of Class of Securities)

                                    735647307
             ------------------------------------------------------
                                 (CUSIP Number)

   Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102 941-262-8577
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 27, 1997
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

------------------------------                   -------------------------------
CUSIP No.   735647307                                               Page 2 of 7
------------------------------                   -------------------------------


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lloyd I. Miller, III                  ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                       (b) / /
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     00**
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e) / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                       7       SOLE VOTING POWER

       NUMBER OF               828,599***
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8       SHARED VOTING POWER
       OWNED BY
         EACH                  823,769***
       REPORTING       ---------------------------------------------------------
        PERSON         9       SOLE DISPOSITIVE POWER
         WITH
                               828,599***
                       ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               823,769***
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,652,368
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.3%****
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14   TYPE OF REPORTING PERSON

     IN-IA-OO**
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**See response to Item 3, herein.
***See response to Item 5(b), herein.
**** See response to Item 5(c), herein.


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               AMENDMENT NO. 1 TO ORIGINAL REPORT ON SCHEDULE 13D

         This Amendment No. 1 to the statement on Schedule 13D filed on behalf of Lloyd I. Miller, III ("Miller") relates to the Common Stock, $0.01 par value per share (the "Shares") of Porta Systems Corporation, a Delaware corporation ("the Company"). The purpose of this Amendment is to report that since Miller's previous Schedule 13D filing, Miller has (i) purchased additional Shares, (ii) converted the all of his Zero Coupon Senior Subordinated Convertible Notes of the Company due January 2, 1998 (the "Notes"), pursuant to that certain tender offer (the "Tender Offer") set forth in the Supplemental Indenture to the Notes, dated October 10, 1997, and (iii) purchased additional Notes which Miller also converted to Shares pursuant to the Tender Offer. As a result of the Tender Offer, the outstanding shares of the Company have increased significantly, resulting in a decrease of the percentage of the Shares beneficially owned by Miller as reported in Miller's prior Schedule 13D filing.

Item 3 is hereby amended and restated in its entirety as follows:

Item 3.  Source and Amount of Funds or Other Considerations.
         ---------------------------------------------------

         Miller is the Investment Adviser to Trust A-4 and Trust C (the "Trusts"). Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts, of which Trust A-4 was one. Trust A and Trust C were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of Trust A and Trust C. All of the Shares and Notes purchased by Miller as Investment Adviser to the Trusts were purchased by funds generated and held by the Trusts. The purchase price for the Shares and Notes was $886,539.68 for Trust A-4 and the purchase price for the Notes was $796,705.45 for Trust C.

         Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I, L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I, L.P. (the "Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II, L.P. a Georgia limited Partnership established, pursuant to the Partnership Agreement for Milfam II, L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Shares and Notes purchased by Miller on behalf of Milfam I, L.P. were purchased with money contributed to Milfam I, L.P. by its partners (as identified on the signature page of Exhibit 99.3, attached hereto), or money generated and held by Milfam I, L.P. All of the Shares purchased by Miller on behalf of Milfam II, L.P. were purchased with money contributed to Milfam II, L.P. by its partners (as identified on the signature page of Exhibit 99.4, attached hereto), or money generated and held by Milfam I, L.P. The purchase price for the Shares and Notes purchased by Miller on behalf of Milfam I, L.P. was $1,403,068.71. The purchase price for the Shares purchased by Miller on behalf of Milfam II, L.P. was $286,307.24.

         All of the Shares purchased by Miller on his own behalf, were purchased with personal funds generated and held by Miller. The purchase price for the Shares purchased by Miller on his own behalf was $123,130.00.

         Miller converted all of the Notes that had been purchased for (i) the Trusts, (ii) Milfam I, and (iii) Miller on his own behalf, to Shares pursuant to the Tender Offer, at the conversion price of $3.65.




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Item 4 is hereby amended and restated in its entirety as follows:

Item 4.      Purpose of the Transaction.
             ---------------------------

         Miller considers his beneficial ownership reported herein of the 1,609,768 Shares, as an investment in the ordinary course of business. From time to time, Miller may acquire additional Shares or Notes or dispose of all of some of the Shares which he beneficially owns. From May 1997, through October 1997, Miller was involved in discussions with the Company to restructure the Notes which culminated in Miller agreeing to the terms of the Tender Offer and the Company executing a letter to Miller, dated October 9, 1997 agreeing to elect Miller to the Company's Board of Directors (See Exhibit 99.5 attached hereto) (to date, Miller has not yet been elected to the Company's Board of Directors). Other than Miller's pending election to the Company's Board of Directors, Miller does not have any plans or proposals that relate to the matters described in
Item 4 of Schedule 13D.

Item 5 is amended and restated in its entirety as follows:

Item 5.      Interest in Securities of the Issuer.
             -------------------------------------

     (a) Miller beneficially owns 1,652,368 Shares (19.3% of the outstanding Shares, based on 8,567,913 Shares outstanding). As of the date hereof, 460,264 Shares are owned of record by Trust A-4, 363,505 Shares are owned of record by Trust C, 706,703 Shares are owned of record by Milfam I, L.P., 87,462 Shares are owned of record by Milfam II, L.P., and 34,434 Shares are owned of record by Miller on his own behalf.

     (b) Miller has shared voting power and shared dispositive power for all such Shares held of record by the Trusts and sole voting power and sole dispositive power for all such Shares held of record by Milfam I, L.P., Milfam II, L.P. and by Miller on his own behalf (see Item 6).

     (c) Since Miller's most recent Schedule 13D filing, Miller converted all of the Notes held by the Trusts, Milfam I, L.P., and Miller personally, to Shares pursuant to the Tender Offer at the conversion price of $3.65. The effective date of the conversion was November 4, 1997. Since the time of Miller's prior Schedule 13D filing the number of outstanding Shares has increased as a result of the Tender Offer resulting in a significant decrease in the percent of outstanding Shares beneficially owned by Miller, without his selling any Shares or Notes. The following tables detail the purchases of Shares by Trust A-4, Trust C, Milfam I, L.P. , Milfam II, L.P. and Miller on his own behalf, effected since Miller's last Schedule 13D filing. All of the transactions were open market transactions.




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                                    Trust A-4
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Date of Transaction              Number of Shares                Price Per Share
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    11/7/97                           2,500.00                        3.274
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   11/10/97                             200.00                        3.3425
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   11/21/97                          15,764.00                       3,.51*
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    12/1/97                           6,000.00                        3.39
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    12/5/97                           3,900.00                        3.328
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    12/5/97                             101.00                        3.493
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    12/9/97                          11,800.00                        3.14
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   12/10/97                           3,200.00                        3.14
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   12/12/97                          20,000.00                        3.015
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     Total                           63,465.00
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*Purchase of $57,541.50 in principal amount of the Notes at a purchase price of
 .9625 and converted to Shares pursuant to the Tender Offer.

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                                     Trust C
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Date of Transaction              Number of Shares                Price Per Share
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   10/27/97                          54,794.00                        3.522*
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   11/26/97                          27,397.00                        3.540**
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      Total                          82,191.00
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*Purchase of $200,000 in principal amount of the Notes at a purchase price of
 .965 and converted to Shares pursuant to the Tender Offer.

**Purchase of $100,000 in principal amount of the Notes at a purchase price of .97 and converted to Shares pursuant to the Tender Offer.


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                                 Milfam I, L.P.
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Date of Transaction              Number of Shares                Price Per Share
--------------------------------------------------------------------------------
   11/24/97                           5,000.00                        3.375
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   11/26/97                           8,000.00                        3.438
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    12/3/97                             500.00                        3.3275
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   12/11/97                          25,000.00                        3.078
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   12/16/97                          17,400.00                        2.99
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   12/17/97                          42,600.00                        2.930
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      Total                          98,500.00
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                                 Milfam II, L.P.
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Date of Transaction              Number of Shares                Price Per Share
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   11/14/97                           5,000.00                        3.265
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    12/5/97                          25,000.00                        3.3425
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    12/8/97                           2,000.00                        3.78
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    12/8/97                          30,262.00                        3.218
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    12/8/97                          13,200.00                        3.253
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    12/8/97                           4,000.00                        3.275
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   12/10/97                           8,000.00                        3.155
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      Total                          87,462.00
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                               Lloyd I. Miller III
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Date of Transaction              Number of Shares                Price Per Share
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   11/20/97                          34,246.57                        3.595*
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*Purchase of $125,000 in principal amount of the Notes at a purchase price of
 .985 and converted to Shares pursuant to the Tender Offer.

     (d) Milfam I, L.P. has the right to receive dividends from and proceeds of the sale of 706,703 Shares; Milfam II, L.P. has the right to receive dividends from and proceeds of the sale of 87,462 Shares; Trust A-4 has the right to receive dividends from and proceeds of the sale of 460,264 Shares; Trust C has the right to receive dividends from and proceeds of the sale of 363,505 Shares; and Miller has the right to receive dividends from and proceeds of the sale of 34,434 Shares.

Item 6 Is hereby amended by adding the following language after the last paragraph.

     The Milfam II Partnership Agreement contains identical language to the language set forth above with respect to the Partnership Agreement.

     The Company has agreed to elect Miller as a member of the Company's Board of Directors. (See Item 4.)

     In connection with the beneficial ownership of the Shares, Miller has certain rights pursuant to that certain Registration Rights Agreement, dated October 10, 1997 attached hereto as Exhibit 99.6

Item 7 is hereby amended by adding the following Exhibits:

   Exhibit       Document
   -------       --------
      99.4       Milfam II, L.P. Partnership Agreement, dated December 11, 1996.
      99.5       Letter to Miller from the Company, dated October 9, 1997.
      99.6       Registration Rights Agreement, dated October 10, 1997.


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     After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 19, 1997

                                            By: /s/ Lloyd I. Miller, III
                                                ------------------------
                                                  Lloyd I. Miller, III



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                                  EXHIBIT INDEX

 Exhibit           Document
 -------           --------

 EX-99.4         Milfam II, L.P. Partnership Agreement, dated December 11, 1996.

 EX-99.5         Letter to Miller from the Company, dated October 9, 1997.

 EX-99.6         Registration Rights Agreement, dated October 10, 1997.



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